Filed Pursuant to Rule 433

Registration No. 333-208026

September 15, 2016

LegacyTexas Financial Group, Inc.

$50,000,000

5.50% Fixed-to-Floating Rate Subordinated Notes due December 1, 2025

Term Sheet

Issuer:	LegacyTexas Financial Group, Inc. (the “Company”)

Security:	5.50% Fixed-to-Floating Rate Subordinated Notes due December 1, 2025 (all notes of such series, the “Notes”)

Aggregate Principal Amount:

$50,000,000 (the “Offered Notes”). The Offered Notes will be part of the same series of notes as the $75,000,000 aggregate principal amount of 5.50% Fixed-to-Floating Rate Subordinated Notes due 2025 (the “Original Notes”) issued and sold by the Company on November 23, 2015. Upon settlement, the Offered Notes will be fungible and treated as a single series with the Original Notes, and the aggregate principal amount of the Offered Notes and the Original Notes will be $125,000,000.

Expected Rating:

Kroll Bond Rating Agency: BBB

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	September 15, 2016

Settlement Date (T+3):	September 20, 2016

Final Maturity (if not previously redeemed):	December 1, 2025

Reference Benchmark:	UST 1.50% due August 15, 2026

Benchmark Yield:	1.694%

Spread to Benchmark:	+399.88 bps

Yield to Investors:	5.693%

Coupon:

From and including June 1, 2016 to, but excluding, December 1, 2020, 5.50% per annum. From and including December 1, 2020 through maturity or earlier redemption, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month LIBOR rate plus 389 basis points.

Issue Price to Investors:	99.250% of principal amount (plus accrued interest from June 1, 2016).

Accrued Interest from June 1, 2016 to September 20, 2016:	$832,638.89

Interest Payment Dates:

Commencing on December 1, 2016 interest on the Notes will be payable on December 1st and June 1st of each year through December 1, 2020, and thereafter on March 1st, June 1st, September 1st, and December 1st of each year through the maturity date or earlier redemption.

Day Count Convention:	30/360 to but excluding December 1, 2020, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:

The Company may, at its option, beginning with the Interest Payment Date of December 1, 2020 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. Any partial redemption will be made pro rata among all of the holders. The Company has committed to the Federal Reserve Bank of Dallas that other than as described below under the heading “Special Event Redemption”, the Company will not redeem any of the Notes before the date that is five years after the date of the issuance of the Offered Notes.

Special Event Redemption:

The Company may also redeem the Notes, at the Company’s option, in whole, at any time, or in part from time to time, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see ‘‘Description of the Notes—Redemption’’ in the preliminary prospectus supplement dated September 12, 2016.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:	Currently there is no public market for the Offered Notes. The Company does not intend to list the Offered Notes on any securities exchange or to have the Offered Notes quoted on a quotation system.

Underwriters’ Discount:	1.5%

Proceeds to the Company (after underwriting discounts and commissions and before offering expenses and excluding accrued interest):	$48,875,000 (99.750%)

CUSIP/ISIN:	52472E AA7 / US52472EAA73

Joint Lead Managers:	J.P. Morgan Securities LLC Sandler O’Neill + Partners, L.P.

The Company has filed a shelf registration statement (File No. 333-208026) (including base prospectus) and related preliminary prospectus supplement dated September 12, 2016 with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, and related applicable preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offerings.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC toll-free at 888-575-5762 or Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.

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